July 17, 2008

DREYFUS VARIABLE INVESTMENT FUND
QUALITY BOND PORTFOLIO

SUPPLEMENT TO PROSPECTUS
DATED MAY 1, 2008

The following information supersedes and replaces the information in the fourth paragraph contained in the section in the Fund's Prospectus entitled "Management."

The fund is co-managed by David Bowser and Peter Vaream. Mr. Bowser has been employed by Dreyfus since July 2006. He is also a Chartered Financial Analyst and Strategist for Investment Grade Credit, and a portfolio manager for dedicated corporate mandates at Standish Mellon Asset Management Company LLC (Standish Mellon), a subsidiary of BNY Mellon and an affiliate of Dreyfus. Mr. Bowser joined Standish Mellon in 2000. Mr. Vaream has been employed by Dreyfus since April 2008. He is also a Senior Portfolio Manager for Active Core Fixed Income Strategies at Standish Mellon. Mr. Vaream joined Standish Mellon in 2007. Prior to joining Standish Mellon, he was a senior portfolio manager at MFS Investment Management since1993.

July 17, 2008

DREYFUS VARIABLE INVESTMET FUND
QUALITY BOND PORTFOLIO

SUPPLEMENT TO STATEMENT OF ADDITIONAL INFORMATION
DATED MAY 1, 2008

The following information supplements and replaces any contrary information contained in the section in the Funds' Statement of Additional Information entitled "Management Arrangements."

David Bowser and Peter Vaream are portfolio managers for the Quality Bond Fund. Messrs. Bowser and Vaream are dual employees of Dreyfus and Standish Mellon Asset Management Company LLC, a subsidiary of BNY Mellon and an affiliate of Dreyfus.

Additional Information about Portfolio Managers

The following table lists the number and types of other accounts advised by Messrs. Bowser and Vaream, as primary portfolio managers, and assets under management in those accounts as of June 30, 2008:

Portfolio Manager	Registered Investment Company Accounts	Assets Managed	Pooled Accounts	Assets Managed	Other Accounts	Assets Managed
David Bowser	7	$1.77 Billion	0	$0	8	$1.51 Billion
Peter Vaream	7	$1.77 Billion	0	$0	8	$1.51 Billion

None of the funds or accounts are subject to a performance-based advisory fee.

The dollar range of Fund shares beneficially owned by Messrs. Bowser and Vaream, as primary portfolio managers is as follows as, of June 30, 2008:

Portfolio Manager	Portfolio Name	Dollar Range of Portfolio Shares Beneficially Owned
David Bowser	Quality Bond Portfolio	None
Peter Vaream	Quality Bond Portfolio	None